Exhibit 99.1

NIO Inc. Provides January 2020 Delivery Update

•	Delivered 1,598 vehicles in January 2020, including 1,493 ES6s and 105 ES8

•	Cumulative deliveries of ES8 and ES6 reached 33,511

SHANGHAI, China, February 10, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its January 2020 delivery results.

NIO delivered 1,598 vehicles in January 2020, 11.5% lower than the same month last year. This decrease was primarily due to the reduction in business days in January due to the comparatively earlier Chinese New Year holiday in 2020. The extended holiday due to the unfortunate outbreak of the novel coronavirus first identified in Wuhan, China also affected our sales results. January 2020 deliveries consisted of 1,493 ES6s, the Company’s 5-seater high-performance premium electric SUV, and 105 ES8s, the Company’s 7-seater high-performance premium electric SUV and its 6-seater variant. Total aggregate deliveries of the ES6 and the ES8 reached 33,511 vehicles.

“We achieved satisfactory results in January despite the outbreak of novel coronavirus,” said William Bin Li, founder, chairman and chief executive officer of NIO. “During this period, the safety of our employees and users remains our top priority. I would like to thank our users and employees for their great support for the impacted society. Additionally, the NIO User Trust has decided to donate RMB5 million to support the well-being of NIO users and others in need during the epidemic, demonstrating love and care for our user community and the general public.

“Meanwhile, our teams strive to keep certain operations running during the extended Chinese New Year holiday, including necessary services and sales and marketing efforts through various forms of online sales channels such as our NIO App and other online live streaming platforms,” concluded Mr. Li.

Steven Feng, chief financial officer of NIO, added, “Looking ahead to February, we expect a reduction in vehicle production and deliveries, compared to the months of peak sales last year, as the Chinese government postponed the return to work from Chinese New Year holiday for most businesses across the country in an effort to fight the outbreak. We will keep monitoring the situation and continue being part of the joint efforts from the government and all parties in China and across the world against the outbreak.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Investor Relations
Tel: +86-21-6908-3681
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-6508-0677
Email: nio@tpg-ir.com

Source: NIO